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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 18333

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING *November 1, 2010* (MM/DD/YY) AND ENDING *October 31, 2011* (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *CIBC World Markets Corp. and subsidiaries*

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

425 Lexington Avenue
(No. and Street)

New York	*New York*	*10017*
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel Brown *212-667-8082*
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square	*New York*	*New York*	*10036-6523*
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Q.S 12/29/11

OATH OR AFFIRMATION

I, Daniel R. Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CIBC World Markets Corp., as of October 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

CAROL D. NEMEREVER
NOTARY PUBLIC-STATE OF NEW YORK
No. 01NE6230923
Qualified In New York County
My Commission Expires November 15, 2014

Carol D. Nemerever
Notary Public

Daniel R. Brown
Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CIBC World Markets Corp. and Subsidiaries

Consolidated Statement of Financial Condition

October 31, 2011

Contents

Ernst & Young
Ernst & Young LLP
5 Times Square
New York, New York 10036-6530
Tel: +1 212 773 3000

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
CIBC World Markets Corp. and Subsidiaries

We have audited the accompanying consolidated statement of financial condition of CIBC World Markets Corp. and Subsidiaries (the "Company") as of October 31, 2011. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the consolidated financial position of CIBC World Markets Corp. and Subsidiaries at October 31, 2011, in conformity with U.S. generally accepted accounting principles.



December 19, 2011

CIBC World Markets Corp. and Subsidiaries

Consolidated Statement of Financial Condition

October 31, 2011

(000's Omitted, Except for Share and Par Value Information)

Assets	
Cash	$ 10,310
Securities purchased under resale agreements	2,227,017
Securities borrowed	125,648
Receivable from broker-dealers and clearing organizations	45,833
Receivable from customers	824
Trading assets, at fair value, including $25,000 of securities segregated in accordance with Rule 15c3-3	158,673
Due from affiliates – income taxes	40,395
Due from affiliates – service fees	60,020
Other assets	59,297
Total assets	$ 2,728,017
Liabilities and shareholders' equity	
Liabilities:	
Short-term note payable	$ 571
Securities sold under repurchase agreements	1,792,696
Payable to broker-dealers and clearing organizations	18,480
Payable to customers	5,425
Securities sold, not yet purchased, at fair value	97,572
Accrued employee compensation and benefits	104,144
Due to affiliates – service fees	2,079
Other liabilities and accrued expenses	24,108
	2,045,075
Shareholders' equity:	
Common stock, par value $0.25 per share; 6,800 shares authorized; 6,758 shares issued and outstanding	1,690
Additional paid-in capital	911,360
Accumulated deficit	(209,964)
Accumulated other comprehensive loss	(20,144)
	682,942
Total liabilities and shareholders' equity	$ 2,728,017

See notes to consolidated statement of financial condition.

CIBC World Markets Corp. and Subsidiaries

Notes to Consolidated Statement of Financial Condition

October 31, 2011
(000's Omitted)

1. Organization and Significant Accounting Policies

Basis of Presentation

The Consolidated Statement of Financial Condition includes the accounts of CIBC World Markets Corp., a registered broker-dealer, and its wholly owned subsidiaries (collectively, the "Company"). The Company is a subsidiary of CIBC World Markets Holdings, Inc. ("Holdings"). Holdings is a wholly owned subsidiary of CIBC Delaware Holdings, Inc. ("DHI"). DHI is a wholly owned subsidiary of CIBC World Markets Inc. ("WMI"). WMI is ultimately a wholly owned subsidiary of the Canadian Imperial Bank of Commerce ("CIBC" or the "Parent"), Toronto, Canada. The Company's financial condition could be significantly different if the Company had been autonomous.

All intercompany balances have been eliminated upon consolidation. Certain financial information for prior periods has been reclassified to conform to the current period presentation.

The accompanying Consolidated Statement of Financial Condition of the Company as of October 31, 2011 has been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and in accordance with Accounting Standards Codification ("ASC") as set forth by the Financial Accounting Standards Board ("FASB").

The following paragraphs describe our significant accounting policies, including the changes to our accounting policies effective since November 1, 2010.

Nature of Business

The Company provides its clients and counterparties with a full range of services in connection with securities transactions, investment banking, and acting as a dealer in securities.

Securities and Commodities Transactions

The Company executes trades for customers on both an agency and principal basis. Customers' securities and commodities transactions are recorded on a settlement date basis. Proprietary transactions are recorded on a trade date basis.

1. Organization and Significant Accounting Policies (continued)

Trading Assets and Securities Sold, Not Yet Purchased

Trading assets and securities sold, not yet purchased, are valued at fair value. The fair values of trading positions are generally based on the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

Fair Value Measurements

ASC 820, *Fair Value Measurement* ("ASC 820"), provides a single definition of fair value together with a framework for measurement, and requires additional disclosure about the use of fair value techniques to measure assets and liabilities. ASC 820 emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under ASC 820, fair value measurements are disclosed by level within that hierarchy.

Fair Value Option for Financial Assets and Financial Liabilities

ASC 825, Financial Instruments, permits entities to choose to measure many financial instruments and certain other items at fair value. For these items, the Company has not exercised the option to adopt fair value for the current fiscal year.

Securities Purchased Under Resale Agreements and Securities Sold Under Repurchase Agreements

Securities purchased under resale agreements and securities sold under repurchase agreements are treated as collateralized financing transactions. The agreements provide that the transferor will receive substantially the same securities in return at the maturity of the agreement and the transferor will obtain from the transferee sufficient cash or collateral to purchase such securities during the term of the agreement. These agreements are recorded at the amounts at which they will be subsequently resold or repurchased plus accrued interest.

The Company's policy is to take possession of securities purchased under resale agreements, except under tri-party agreements where they are held by a third party custodian. As these transactions are short-term in nature, their carrying amounts are a reasonable estimate of fair value.

(000's Omitted)

1. Organization and Significant Accounting Policies (continued)

Securities purchased under resale agreements and securities sold under repurchase agreements with the same counterparty are reported on a net basis on the Consolidated Statement of Financial Condition if the conditions of ASC 860, *Transfers and Servicing*, are met.

Securities Borrowed

Securities borrowed transactions are generally reported as collateralized financings. Securities borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender.

The Company monitors the market value of securities borrowed on a daily basis, with additional collateral obtained or refunded as necessary. Securities borrowed are recorded at contract value on the Consolidated Statement of Financial Condition. Securities borrowing transactions are substantially short-term in nature, and accordingly, their carrying amounts are a reasonable estimate of fair value.

Collateral

The Company accepts and pledges collateral in connection with secured financing and securities borrowing transactions. Agreements covering these transactions may permit the secured party to sell or repledge the collateral. The Company monitors the risk of loss by assessing the fair value of the collateral accepted or pledged as compared with the related receivable, payable or other collateral exchanged, and requests additional collateral where deemed appropriate.

Collateral accepted under resale agreements, and securities borrowing agreements is used to cover short positions, to enter into secured financing transactions, to satisfy reserve requirements under the Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934 ("Rule 15c3-3") and for deposit requirements with clearing organizations.

Furniture, Fixtures and Leasehold Improvements

Furniture, fixtures and leasehold improvements are carried at cost, less accumulated depreciation and amortization and are included in other assets on the Consolidated Statement of Financial Condition. Depreciation of furniture and fixtures is provided on a straight-line basis over a period of 4 to 15 years. Depreciation of computer equipment and software is provided on a straight-line basis over a period of 2 to 7 years. Amortization of leasehold improvements is provided on a straight-line basis over the lesser of the economic useful lives of the improvements or the terms of the leases.

1. Organization and Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and related disclosures. Estimates and assumptions are primarily made in the area of accounting for financial instruments, income taxes, contingent liabilities and employee pension and postretirement benefits. Actual results could differ from these estimates and assumptions.

Currency Translation

Assets and liabilities denominated in foreign currencies are translated at exchange rates at the Consolidated Statement of Financial Condition date.

Income Taxes

The Company uses the asset and liability method to provide for income taxes. The asset and liability method requires that income taxes reflect the expected future tax effect of temporary differences between the carrying amounts of assets or liabilities and their tax bases. Future income tax assets and liabilities are determined for each temporary difference and for unused losses for tax purposes, as applicable, at rates expected to be in effect when the asset is realized or the liability is settled. A valuation allowance is established, if necessary, to reduce the future income tax asset to an amount that is more-likely-than-not to be realized.

Share-Based Payments

The Company provides compensation to certain employees in the form of stock options, restricted share-based awards ("RSAs") and/or performance share units ("PSUs"). Forfeitures are required to be estimated upfront in the year an award is granted and are periodically reassessed and adjusted to reflect actual forfeitures. The holders of RSAs and PSUs are entitled to receive a cash dividend based on the dividends declared on the common stock of CIBC.

Limited Partnerships

According to ASC 810, *Consolidation* ("ASC 810"), variable interest entities ("VIEs") lack one or more of the characteristics of a voting interest entity. Under ASC 810, the determination of whether to consolidate a VIE is based on the power to direct the activities of the VIE that most significantly impact the VIE's economic performance, together with either the obligation to absorb losses or the right to receive benefits that could be significant to the VIE, as well as the VIE's purpose and design. The Company does not hold any investments in entities considered to be VIEs.

(000's Omitted)

1. Organization and Significant Accounting Policies (continued)

When the Company does not have a controlling financial interest in an entity but exerts significant influence over the entity's operating and financial policies, the Company accounts for its investment in accordance with the equity method of accounting prescribed by ASC 323, *Investments – Equity Method and Joint Ventures*. This generally applies to cases in which the Company owns a voting or economic interest of between 20 and 50 percent.

The Company uses the accounting guidance issued by ASC 810 when determining whether a general partner controls a limited partnership. ASC 810 guidance is based on the fundamental principle that a general partner in a limited partnership is presumed to control the limited partnership, regardless of the extent of its ownership interest. Consequently, a general partner is required to consolidate the partnership unless the presumption of control can be overcome. The Company invests as a general partner in partnership structures that have another unrelated general partner. They work jointly to manage the partnership. Neither general partner can individually control or direct the actions of the partnership, therefore the Company's interest in these partnerships are accounted for under the equity method.

Accounting for Uncertainty in Income Taxes

ASC 740, *Income Taxes* ("ASC 740"), requires that an entity recognize in the statement of financial condition the impact of a tax position, if that position is more-likely-than-not to be sustained on examination by the taxing authorities, based on the technical merits of the position. Tax benefits resulting from such a position should be measured as the amount that has a greater than fifty percent likelihood on a cumulative basis to be sustained on examination. ASC 740 also provides guidance on de-recognition, classification, interest and penalties on income taxes, and accounting in interim periods.

Accounting for Defined Benefit Pension and Other Postretirement Plans

ASC 715, *Compensation – Retirement Benefits* ("ASC 715"), requires an entity to recognize the over-funded or under-funded status of a defined benefit postretirement plan as an asset or liability in its Consolidated Statement of Financial Condition. ASC 715 also requires an entity to measure the funded status of a plan at the statement of financial condition date.

(000's Omitted)

1. Organization and Significant Accounting Policies (continued)

New Accounting Pronouncements

Fair Value Measurements

ASU 2010-06, *Improving Disclosures about Fair Value Measurements* ("ASU 2010-06"), which amends ASC 820, requires entities to disclose separately the amounts of significant transfers between Level I and Level II of the fair value hierarchy and the reasons for these transfers, the reasons for any transfers in or out of Level III, and information in the reconciliation of recurring Level III measurements about purchases, sales, issuances and settlements on a gross basis. In addition, ASU 2010-06 amends ASC 820 to clarify that reporting entities are required to provide fair value measurement disclosures for each "class" of assets and liabilities. ASU 2010-06 becomes effective for fiscal years beginning after December 15, 2010. The Company does not believe the adoption of ASU 2010-06 will materially impact the Consolidated Statement of Financial Condition.

Credit Quality of Financing Receivables

ASU 2010-20, *Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit* Losses ("ASU 2010-20"), requires entities to provide extensive new disclosures in their financial statements about their financing receivables, including credit risk exposures and the allowance for credit losses. ASU 2010-20 is effective for entities with reporting periods beginning on or after December 15, 2010. The Company does not believe the adoption of ASU 2010-20 will materially impact the Consolidated Statement of Financial Condition.

2. Cash

Cash represents funds deposited with financial institutions that can be withdrawn without restriction. All cash is on deposit with major money center banks or the Parent.

(000's Omitted)

3. Receivable from Broker-Dealers and Clearing Organizations and Payable to Broker-Dealers and Clearing Organizations

The components of receivable from broker-dealers and clearing organizations and payable to broker-dealers and clearing organizations as of October 31, 2011 are as follows:

Receivable from broker-dealers and clearing organizations:	
Clearing organizations	$ 12,323
Investment banking receivable	1,729
Receivable from Oppenheimer	22,797
Receivable from broker – affiliate	7,287
Other	1,238
	$ 45,833
Payable to broker-dealers and clearing organizations:	
Clearing organizations	$ 13,263
Securities failed to receive	4,865
Other	352
	$ 18,480

Securities failed to deliver and securities failed to receive are substantially short-term in nature, and accordingly, their carrying amounts are a reasonable estimate of fair value.

Effective January 1, 2008, the Parent sold the Company's U.S. based investment banking, leveraged finance, equities, and related debt capital markets businesses and its Israeli investment banking and equities business (the "Transferred Business") to Oppenheimer & Co. Inc. ("Oppenheimer"). The sale to Oppenheimer of certain other U.S. capital markets-related business located in the U.K. and Asia closed in the fourth quarter of 2008. In consideration, Oppenheimer provided the Parent warrants for one million shares of Oppenheimer exercisable at the end of five years. In addition, Oppenheimer will pay the Company a minimum deferred purchase price of $25,000 at the end of five years based on the earnings of the Transferred Business. Included in receivable from broker-dealers and clearing organizations on the Consolidated Statement of Financial Condition is $22,797 which represents the current present value of the minimum deferred purchase price.

As part of the Oppenheimer transaction, the RSAs issued by the Parent and held by employees transferred to Oppenheimer continued to vest in accordance with their original terms.

(000's Omitted)

4. Receivable from and Payable to Customers

Accounts receivable and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables.

5. Secured Financing Transactions

At October 31, 2011, the fair value of collateral accepted under securities purchased under resale agreements and securities borrowed transactions was $2,351,052, all of which was sold or re-pledged.

6. Fair Value Measurements

ASC 820 establishes a framework for measuring fair value and expands disclosures about fair value measurements in financial statements.

The various inputs that may be used to determine the value of the Company's investments are summarized in three levels. The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

Level 1 – Quoted prices in active markets for identical securities.

Level 2 – Significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.).

Level 3 – Significant unobservable inputs (including the Company's own assumptions used to determine the fair value of investments).

The asset's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value:

Common stocks and U.S. government securities: Common stocks are valued at the closing price and U.S. government securities are valued at the last price from active markets.

(000's Omitted)

6. Fair Value Measurements (continued)

Corporate bonds: Corporate bonds are valued using dealer quotes, bond market activity, and other market observable movements.

Unregistered investment companies: The Company's investments in unregistered investment companies are valued based upon the Company's applicable ownership interests in the net assets. Net assets include gains/losses on underlying investments of the unregistered investment company as well as other income/expenses of the unregistered investment company.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's investments at fair value as of October 31, 2011.

	Assets at Fair Value as of October 31, 2011			
	Level 1	**Level 2**	**Level 3**	**Total**
Common stocks	$ 82	$ –	$ –	$ 82
U.S. government securities	30,013	–	–	30,013
Corporate bonds	–	108,968	–	108,968
Unregistered investment companies	–	–	19,610	19,610
Total trading assets, at fair value	$ 30,095	$ 108,968	$ 19,610	$ 158,673

	Liabilities at Fair Value as of October 31, 2011			
	Level 1	**Level 2**	**Level 3**	**Total**
U.S. government securities	$ 25,417	$ –	$ –	$ 25,417
Corporate bonds	–	72,155	–	72,155
Total securities sold, not yet purchased, at fair value	$ 25,417	$ 72,155	$ –	$ 97,572

There have been no transfers between Level 1, Level 2 or Level 3 assets or liabilities since October 31, 2010.

(000's Omitted)

6. Fair Value Measurements (continued)

Trading assets with a market value of $25,000 have been segregated in a special reserve bank account for the exclusive benefit of customers pursuant to Rule 15c3-3.

The Company may sell securities short. A short sale is a transaction whereby the Company sells securities it does not own in anticipation of a decline in the market price of the securities as part of a hedging strategy or to facilitate a transaction. The Company is obligated to repurchase the securities at their market price at the time of replacement. Cash related to short sales is restricted until the securities are purchased. Short sales involve certain risks and special considerations.

The majority of the Company's investments in unregistered investment companies relates to a single company whose strategy is to originate collateralized debt and provide financing to middle market and distressed companies. The Company may not redeem this investment without prior approval from the unregistered investment company's board of directors.

7. Related Party Transactions

In the normal course of business, the Company engages in various transactions with CIBC and affiliates. These transactions include, but are not limited to, repurchase and reverse repurchase agreements, securities borrowed, trade execution and custodial services, and services related to investment banking and financial products activities. The Company and its affiliates purchase goods and services from unaffiliated entities under contracts where each company in the affiliated group pays their pro-rata share of the external invoice. The Company does not consider payments made under these contracts to be related party transactions.

The following amounts related to transactions with CIBC and affiliates are included in the accompanying Consolidated Statement of Financial Condition:

Assets	
Cash	$ 1,885
Securities purchased under resale agreements	135,494
Receivable from broker-dealers and clearing organizations	7,287
Due from affiliates – income taxes	40,395
Due from affiliates – service fees	60,020
Other assets	46,764
Liabilities	
Securities sold under repurchase agreements	442,695
Payable to customers	211
Due to affiliates – service fees	2,079
Short-term note payable	571

(000's Omitted)

7. Related Party Transactions (continued)

Included in payable to customers is an affiliate customer payable that does not meet the definition of customer under Rule 15c3-3.

8. Liabilities Subordinated to Claims of General Creditors

The Company has two $250,000 revolving subordinated loans which expire on July 29, 2016 and July 31, 2017, respectively. The two $250,000 revolving subordinated loans represent commitments by an affiliate to fund the Company and were not utilized as of October 31, 2011. The Company is not charged a fee for unutilized commitments.

The revolving liabilities are subordinated to all existing and future claims of all non-subordinated creditors of the Company. They have been approved as regulatory capital and would constitute part of the Company's net capital under the Securities Exchange Commission's ("SEC") Uniform Net Capital Rule 15c3-1 (the "Uniform Net Capital Rule") and Commodity Futures Trading Commission ("CFTC") Regulation 1.17(d) and 1.17(h) if utilized by the Company.

9. Income Taxes

The Company is part of the consolidated group for purposes of filing its U.S. federal income tax return filed by DHI. In addition, the Company is part of a general corporation combined group with various affiliates for New York State ("NYS") and New York City ("NYC") income tax purposes.

Pursuant to an intercompany tax allocation agreement, the Company's current tax liability or benefit does not reflect amounts that would be computed as if a separate tax return had been filed for federal, NYS and NYC income tax purposes. The Company's loss and credit utilization are calculated to the extent the consolidated group has capacity to utilize such loss and credit carryovers.

Under ASC 740, temporary differences between recorded amounts and the tax bases of assets and liabilities are accounted for at future income tax rates. Under certain circumstances, estimates are used in determination of temporary differences.

(000's Omitted)

9. Income Taxes (continued)

As of October 31, 2011, the amount due from DHI that pertains to income taxes was $40,395, recorded as due from affiliates – income taxes in the Consolidated Statement of Financial Condition. Included in such amounts due from DHI are net deferred tax assets of $37,605. The principal temporary differences that give rise to the Company's deferred tax assets are net operating losses ("NOL"), partnership investments, depreciation and mark-to-market securities.

During 2011, NYS proposed to combine the DHI Article 32 and Article 9A tax filing groups as a single Article 32 group for 1998 and all subsequent tax years. The DHI consolidated tax provision as of October 31, 2011 reflects a single Article 32 filing group for NYS and NYC. As a result of the combination into a single Article 32 group, the Company's NYS and NYC NOL carryforwards were fully utilized in 2011 or otherwise expired such that there are no NYS or NYC NOL carryforwards remaining at October 31, 2011. Therefore, the valuation allowance decreased by $41,865 to $0 as it was no longer required. We estimate the allocable NYS and NYC liability for the Company arising from this audit to be approximately $3,700 including interest and have recorded a liability for such in accordance with ASC 740. However, as this audit is still ongoing, the estimated liability could change upon finalization.

The Company is currently under federal audit for its 2008 and 2009 tax years as part of the DHI consolidated group audit. NYS is currently auditing tax years 1998 through 2009. The Company is not currently being audited by NYC but the statute of limitations remains open for tax years 2007 through 2010 and may be subject to federal and NYS adjustments.

As of October 31, 2011, the Company has available federal NOL carryforwards of $23,598 and state and local NOL carryforwards of $0. The remaining federal NOLs, may be applied against future taxable income and expire as follows:

Year ending October 31:	
2029	$ 9,583
2030	1,853
2031	12,162
	$ 23,598

(000's Omitted)

10. Commitments and Contingencies

Long-Term Lease Commitments

The Company leases office space, under non-cancelable operating leases expiring on various dates between 2012 and 2016. At October 31, 2011 aggregate minimum rental commitments for non-cancelable leases are as follows:

Year ending October 31:	
2012	$ 1,836
2013	1,757
2014	1,777
2015	295
2016	93
	$ 5,758

Some of the Company's leases contain escalation provisions for tax and operating expenses. In addition, some of the Company's leases contain provisions for optional renewal, which are at the Company's option with defined terms.

At October 31, 2011, the Company remained primarily liable for minimum rental commitments for leases on premises that have been surrendered to the landlord or subleased to a third-party tenant. The Company's commitments on these leases expire on various dates between 2012 and 2015. The Company has provided reserves for any projected losses on these subleases. Included in the reserves for projected losses on these subleases, is $5,910 of sublease loss that the Company has assumed on behalf of an affiliate. This lease is not included in the above table.

(000's Omitted)

10. Commitments and Contingencies (continued)

Assigned Lease Commitments

In connection with the sale of its U.S. Wealth Management Division to Oppenheimer in 2003, the Company also remains contingently liable under the terms of the leases that have been assigned to Oppenheimer in the event of an Oppenheimer default. At October 31, 2011, future minimum rental payments for these leases for which the Company is contingently liable are as follows:

Year ending October 31:	
2012	$ 3,733
2013	3,516
2014	3,632
2015	605
	$ 11,486

Other Commitments

At October 31, 2011, the Company had outstanding commitments to fund investments in partnerships and a letter of credit of approximately $1,119 and $30, respectively.

Litigation

The Company is a party to a number of legal proceedings, including regulatory investigations, in the ordinary course of its business. While there exists an inherent difficulty in predicting the outcome of such matters, based on current knowledge and consultation with legal counsel, the Company does not expect that the outcome of any of these matters, individually or in aggregate, would have a material adverse effect on the Company's financial position. However, the outcome of any such matters, individually or in aggregate, may be material to our operating results for a particular year.

(000's Omitted)

11. Employee Benefit and Other Compensation Plans

The Company participates in a defined contribution plan administered by an affiliate, which meets the requirements of Section 401(k) of the Internal Revenue Code. A plan participant may contribute between 2% and 50% of their base salary on a before tax or after tax basis, subject to Internal Revenue Service ("IRS") limitations. The Company matches up to 50% of a participant's contribution, up to 6% of the participant's base salary. Using the Black-Scholes option-pricing model, the following weighted-average assumptions were used to determine the fair value of Parent company stock options on the date of grant:

Year ended October 31, 2011	
Weighted-average assumptions:	
Risk-free interest rate	2.79%
Expected dividend yield	4.89%
Expected share price volatility	27.56%
Expected life	6 years

Under the Employee Stock Option Plan ("ESOP"), stock options are periodically granted to selected employees. Options provide the employee with the right to purchase CIBC common shares from the Parent at a fixed price not less than the closing price of the shares on the trading day immediately preceding the grant date. In general, the options vest evenly over a four-year period and expire 10 years from the grant date.

Under the RSA and PSU plans, certain key employees are granted awards to receive the cash equivalent of CIBC common shares. RSAs and PSUs settle in the cash equivalent of CIBC common shares. In general, RSAs vest one-third annually beginning in the year after the grant and PSUs vest at the end of three years from the grant date.

The Company has executed an immunization agreement with the Parent whereby the Company assumed the liability to its employees and recorded the difference in fair value between grant date and measurement date. Additionally, under the immunization agreement, the Parent bears the risk of any fair value changes between grant date and measurement date. Included in other assets on the Consolidated Statement of Financial Condition is $46,764 which represents the receivable from the Parent for RSA's granted to employees. Also, included in accrued employee compensation and benefits is $33,330 due to employees for RSAs. Both the receivable from the Parent and the amount due to employees fluctuate based on the changes in the price of CIBC common shares.

(000's Omitted)

11. Employee Benefit and Other Compensation Plans (continued)

Awards are granted to employees by the Parent and are settled by the Parent. The Parent allocates the costs of these awards to the Company.

12. Postretirement Benefits

Healthcare

Through the CIBC World Markets Retiree Health and Life Insurance Benefits Plan which is administered by an affiliate, the Company currently provides certain healthcare and life insurance benefits to eligible retired employees. Eligible retirees share in the cost of the healthcare benefits. The Company and its affiliates share in the cost of the plan based on their respective number of active employees. The plan records do not enable the allocation of the plan by company, therefore the actuarial information presented here is for the entire plan.

The discount rates used at October 31, 2011 were used to measure the year end benefit obligations and the earnings effects for the subsequent year. Actuarial assumptions used to determine benefit obligations and earnings effect for the retiree healthcare plan were as follows:

At October 31, 2011	
Discount rate	4.75%
Initial healthcare trend rate	8.30%

The retiree healthcare plan is funded on a pay-as-you-go basis. Changes in the accumulated postretirement benefit obligation for retiree benefit plans are as follows:

Benefit obligation at November 1, 2010	$ 15,137
Service cost	98
Interest cost	794
Actuarial loss	1,126
Benefits paid	(803)
Benefit obligation at October 31, 2011	$ 16,352

The benefit obligation related to the plan is recorded by an affiliate. The Company has paid the affiliate for its share of the obligation. Increasing the healthcare cost trend rates by one percentage point would have increased the postretirement benefit obligation $168. A one percent decrease in healthcare cost trend rates would result in a decreased postretirement benefit obligation of $150.

12. Postretirement Benefits (continued)

Pension Benefits

The Company, other affiliates and U.S. employees of CIBC participate in the CIBC World Markets Retirement Plan for US Employees, the CIBC Unfunded Expatriate Retirement Income Plan and the CIBC Employment Contracts (collectively the "Pension Plan"). Under IRS regulations each of the affiliated companies is jointly and severally liable for the Pension Plan. The Pension Plan is a noncontributory defined benefit plan whose benefit payment formula is generally based upon a retired employee's length of service and a percentage of qualifying compensation during the final years of employment. The Company and its affiliates share in the cost of the Pension Plan based on their respective number of active employees. The Pension Plan records do not enable the allocation of the Pension Plan by company, therefore the actuarial information presented is for the entire Pension Plan.

The discount rates at October 31, 2011 were used to measure the year end benefit obligations and the earnings effects for the subsequent year. Actuarial assumptions used to determine benefit obligations and earnings effects for the Pension Plan were as follows:

At October 31, 2011	
Discount rate	5.50%
Compensation increases	Varies by grade
Expected return on assets	7.00%

To determine the expected long-term rate of return on the Pension Plan's assets, we consider the current and expected asset allocations, as well as historical and expected returns on various categories of Pension Plan assets. The affiliates' funding policy is to contribute the amount necessary to satisfy the IRS's funding standards. Contributions are intended to provide not only for benefits attributed to service to date, but also for those reasonably expected to be earned by employees in the future.

Benefit obligations are described in the following tables. Accumulated Benefit Obligations and Projected Benefit Obligations ("ABO" and "PBO") represent the obligations of the Pension Plan for past service as of the measurement date, October 31, 2011. ABO is the present value of benefits earned to date with benefits computed based on current compensation levels. PBO is ABO increased to reflect expected future compensation levels.

(000's Omitted)

12. Postretirement Benefits (continued)

The components of PBO:

PBO at November 1, 2010	$ 93,137
Service cost	1,537
Interest cost	4,994
Actuarial loss	11,625
Benefits paid	(4,924)
PBO at October 31, 2011	$ 106,369

The ABO at October 31, 2011 is $104,855.

The Pension Plan assets are held in trust. Pension Plan fiduciaries set investment policies and strategies for the Pension Plan. Long-term strategic investment objectives include preserving the funded status of the Pension Plan and balancing risk and return. The Pension Plan fiduciaries oversee the investment allocation process, which includes selecting investment managers, setting long-term strategic targets and monitoring asset allocations.

The Pension Plan assets are described below:

Fair value of Pension Plan assets at November 1, 2010	$ 73,008
Actual gain on Pension Plan assets	4,379
Employer contributions	832
Benefits paid	(4,924)
Fair value of Pension Plan assets at October 31, 2011	$ 73,295

The following is a description of the valuation methodologies used for Pension Plan assets measured at fair value.

Registered investment companies: Valued at the net asset value ("NAV") of shares based on quoted prices in active markets for identical securities.

Unregistered investment companies: The Company's investments in unregistered investment companies are valued based upon the Company's applicable ownership interests in the net assets. Net assets include gains/losses on underlying investments of the unregistered investment company as well as other income/expenses of the unregistered investment company.

(000's Omitted)

12. Postretirement Benefits (continued)

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's Pension Plan assets at fair value as of October 31, 2011:

	Assets at Fair Value as of October 31, 2011			
	Level 1	**Level 2**	**Level 3**	**Total**
Registered investment companies:				
U.S. Government	$ 42,080	$ –	$ –	$ 42,080
Equity Index	20,376	–	–	20,376
Money Market	–	194	–	194
Total registered investment companies	62,456	194	–	62,650
Unregistered investment companies:				
Equity Index	–	10,645	–	10,645
Total unregistered investment companies	–	10,645	–	10,645
Total assets, at fair value	$ 62,456	$ 10,839	$ –	$ 73,295

The weighted-average asset allocations are as follows:

At October 31, 2011	
Debt securities	57%
Equity securities	41
Other	2
Total	100%

13. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company enters into securities transactions with various counterparties. If the securities subject to such transactions are not in the possession or control of the Company, the Company is subject to risk of loss if the security is not received and the fair value has increased over the contract amount of the transactions.

13. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk (continued)

The Company enters into various transactions in financial instruments with off-balance sheet risk in order to meet the needs of its clients, to manage its exposure to market risks and in connection with its normal proprietary trading activities. Each of these transactions contains varying degrees of off-balance sheet risk.

As agent, the Company executes securities and commodities transactions on behalf of its customers. If either the customer or a counterparty fails to perform, the Company may be required to discharge the obligations of the nonperforming party. In such circumstances, the Company may sustain a loss if the fair value of the security or commodity contract is different from the contract value of the transaction.

The Company may deliver securities as collateral in support of various secured financing sources such as bank loans, and repurchase agreements. In such circumstances, the Company may incur a loss up to the amount by which the fair value of the securities delivered exceeds the fair value of the loan or other collateral received or in the possession or control of the Company. Additionally, the Company delivers customer securities as collateral to satisfy margin requirements of various exchanges. In the event the counterparty is unable to meet its contractual obligation to return customer securities delivered as collateral, the Company may be obligated to purchase the securities in order to return them to the customer.

As a general partner, the Company may be liable for the obligations of various limited partnerships engaged primarily in securities investments and real-estate activities. Such liabilities, if any, for the obligations of the partnerships are not expected in the aggregate have a material adverse effect on the Company's financial position.

The majority of the Company's transactions and, consequently, its credit exposures are with customers, broker-dealers and other financial institutions in the United States. These activities primarily involve collateralized arrangements and may result in credit exposure in the event that the counterparty fails to meet its contractual obligations.

The Company's exposure to credit risk can be directly impacted by volatile securities markets, which may impair the ability of counterparties to satisfy their contractual obligations.

The Company seeks to control its credit risk through a variety of reporting and control procedures, including establishing credit limits based upon a review of the counterparties' financial conditions and credit ratings. In addition, the Company monitors collateral levels on a daily basis for compliance with regulatory and internal guidelines and requests changes in collateral levels as appropriate.

(000's Omitted)

14. Net Capital Requirements

As a registered broker-dealer and member firm of the Financial Industry Regulatory Authority ("FINRA"), the Company is subject to the Uniform Net Capital Rule. The Company has elected to use the alternative method, permitted by the Uniform Net Capital Rule, which requires that the Company maintains minimum net capital, as defined, equal to the greater of $1,500 or 2% of aggregate debit items arising from customer transactions, as defined. FINRA may prohibit a member firm from expanding its business and declaring dividends if its net capital is less than 5% of aggregate debit items. As a futures commission merchant regulated by the CFTC, the Company is subject to the risk-based minimum net capital requirements adopted and administered by the CFTC and by certain commodity exchanges in the United States and in foreign locations. In the United States, the Company is required to maintain adjusted net capital equivalent to $1,000 or the sum of 8% of customer and 8% of the non-customer risk maintenance margin requirement as defined by the CFTC or the minimum amount required by the Uniform Net Capital Rule, whichever is greater.

As of October 31, 2011, the Company's net capital under the Uniform Net Capital Rule was $451,315. The amounts in excess of the greater of the minimum amount required by the Uniform Net Capital Rule or the CFTC minimum requirement; and the greater of 5% of aggregate debit items or $1,800 or the CFTC early warning level were $449,815 and $449,515 respectively.

The financial information of the Company's subsidiaries is included in the accompanying Consolidated Statement of Financial Condition but not included in the Company's unconsolidated net capital computation.

As of October 31, 2011, these balances consisted of:

	Totals per Unconsolidated Form 17A-5	Subsidiary Balances	Effect of Intercompany Eliminations	Totals per Consolidated Statement of Financial Condition
Assets	$ 2,727,833	$ 1,282	$ (1,098)	$ 2,728,017
Liabilities	2,044,891	71	113	2,045,075

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Consolidated Statement of Financial Condition

CIBC World Markets Corp. and Subsidiaries
October 31, 2011
With Report of Independent Registered Public Accounting Firm

(SEC I.D. No.8-18333)

Ernst & Young LLP


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